Exhibit 12

Ratio of Earnings to Fixed Charges Worksheet

(In Thousands)

	Year Ended December 31,
Ratio of Earnings to Fixed Charges	2002	2003		2004	2005	2006
Fixed Charges :
Interest on debt and capitalized leases	$46,944	$35,824		$22,088	$19,487	$51,728
Amortization of debt discount and expense	3,417	3,098		2,579	1,397	2,087
Interest element of rentals(a)	6,798	6,171		6,369	7,623	8,646
Total Fixed Charges	$57,159	$45,093		$31,036	$28,507	$62,461

Earnings :
Consolidated net income	$31,195	$12,495		$105,892	$95,503	$48,539
Addback:
Loss from discontinued operations, net of tax of $1,821	—	—		—	—	3,263
Consolidated provision for income taxes	17,546	5,245		60,868	46,855	31,497
Amortization of capitalized interest	1,293	1,309		1,329	1,414	1,449
Interest capitalized	(622)	(726)		(889)	(357)	(2,167)
Fixed charges less interest capitalized	57,159	45,093		31,036	28,507	62,461
Subtotal Earnings	106,571	63,416	(b)	198,236	171,922	145,042	(c)

Total Earnings	$106,571	$63,416		$198,236	$171,922	$145,042

Ratio of Earnings to Fixed Charges	1.9	1.4		6.4	6.0	2.3

Rent/Lease Expense	20,600	18,700		19,300	23,100	26,200

(a)  We estimated our interest factor for rentals to be 33.3 percent of our actual rental costs.

(b) 2003 earnings excluded addback for costs related to the early retirement of debt totaling $13.8 million.

(c)     2006 earnings excluded addbacks for costs related to loss on foreign exchange forward purchase contracts totaling $20.8 million, costs related to the early retirement of debt and write off of bridge financing fees totaling $5.3 million.